UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 31, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Aspreva Pharmaceuticals Corporation

File No. 333-122234 - CF#27830

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Aspreva International Ltd. (successor to Aspreva Pharmaceuticals Corporation) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information Aspreva Pharmaceuticals Corporation excluded from the Exhibits to a Form F-1 registration statement filed on January 24, 2005, as amended.

Based on representations by Aspreva International Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6	through December 31, 2017
Exhibit 10.27	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sebastian Gomez Abero
Special Counsel